UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 11

to

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

TERRA INDUSTRIES INC.

(Name of Subject Company (Issuer))

CF INDUSTRIES HOLDINGS, INC.

COMPOSITE ACQUISITION CORPORATION

(Name of Filing Persons (Offerors))

Common Shares, without par value
(Title of Class of Securities)

880915103
(CUSIP Number of Class of Securities)

Douglas C. Barnard
Vice President, General Counsel, and Secretary
4 Parkway North, Suite 400
Deerfield, Illinois 60015
(847) 405-2400
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf
of Filing Persons)

Copies to:
Brian W. Duwe
Richard C. Witzel, Jr.
Skadden, Arps, Slate, Meagher & Flom LLP
333 West Wacker Drive
Chicago, Illinois 60606
(312) 407-0700

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$2,348,653,805	$92,302.09

(1)

Estimated for purposes of calculating the filing fee only. Pursuant to Rules 0-11(a)(4) and 0-11(d) under the Securities Exchange Act of 1934, as amended, the market value of the securities to be received was calculated as the product of (i) 100,757,349 shares of Terra Industries Inc. common stock (the sum of (x) 99,700,706 shares of Terra Industries Inc. common stock outstanding and (y) 1,057,643 shares of Terra Industries Inc. common stock issuable upon the vesting of restricted stock and the conversion of Terra Industries Inc. preferred stock (as reported in Terra Industries Inc.’s Annual Report on Form 10-K for the year ended December 31, 2008), less 1,000 shares of Terra Industries Inc. common stock owned by CF Composite, Inc., a wholly-owned subsidiary of CF Industries Holdings, Inc. and (ii) the average of the high and low sales prices of Terra Industries Inc. common stock as reported on the New York Stock Exchange on February 17, 2009 ($23.31).

(2)	The amount of filing fee is calculated in accordance with Rule 0-11(a)(2) under the Securities Act of 1934, as amended, equals $39.30 per $1,000,000 of the value of the transaction.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid: $94,900.57	Filing Party: CF Industries Holdings, Inc.
Form or Registration No.: Form S-4 (333-157462) and Schedule TO	Date Filed: February 23, 2009

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 11 to Tender Offer Statement on Schedule TO (as amended, the “Schedule TO”) amends and supplements the statement originally filed on February 23, 2009, as subsequently amended from time to time, by CF Industries Holdings, Inc., a Delaware corporation (“CF Holdings”), and Composite Acquisition Corporation, a Maryland corporation (“Composite”). This Schedule TO relates to the third party tender offer by CF Holdings, through Composite, to exchange each of the issued and outstanding shares of common stock, without par value, of Terra Industries Inc., a Maryland corporation (“Terra”), for 0.4235 shares of common stock, par value $0.01 per share, of CF Holdings (together with the associated preferred stock purchase rights), upon the terms and conditions set forth in (1) the Offer to Exchange (as defined below) and (2) the related Letter of Transmittal (the offer reflected by such terms and conditions, as they may be amended or supplemented from time to time, constitutes the “Offer”).

CF Holdings filed on April 14, 2009, Amendment No. 1 to its Registration Statement on Form S-4 (file no. 333-157462) relating to the offer and sale of the CF Holdings common stock to be issued to holders of Terra common stock in the Offer.  The terms and conditions of the Offer are set forth in the prospectus/offer to exchange, which is a part of the Registration Statement (as amended, the “Offer to Exchange”), and the related Letter of Transmittal, which are set forth as Exhibit (a)(4) and Exhibit (a)(1)(A) hereto, respectively.

ITEMS 1 THROUGH 11.

Items 1 through 11 of the Schedule TO are hereby amended and supplemented as set forth in the Offer to Exchange, which is filed as Exhibit (a)(4) hereto.

In addition, the information set forth below regarding CF Holdings and Terra is incorporated by reference into these Items 1 through 11.  The Securities and Exchange Commission (the “SEC”) allows CF Holdings to incorporate information into this Schedule TO “by reference,” which means that CF Holdings can disclose important information to Terra stockholders by referring to another document or information filed separately with the SEC. The information incorporated by reference is deemed to be part of this Schedule TO, except for any information superseded by information contained in, or incorporated by reference into, this Schedule TO. These incorporated documents contain important information about CF Holdings and Terra and their financial condition.

CF Holdings Filings (File No. 001-32597):	Period

Annual Report on Form 10-K	Fiscal Year Ended December 31, 2008, as filed on February 26, 2009

The description of the common stock as contained in Item 1 of CF Holdings’ Registration Statement on Form 8-A, filed on August 8, 2005, including all amendments and reports filed for the purpose of updating such description.

The description of CF Holdings rights plan as contained in Exhibit 4.2 to CF Holdings’ Registration Statement on Form S-1/A, filed on July 26, 2005, including all amendments and reports filed for the purpose of updating such description.

Current Reports on Form 8-K	Filed on March 9, 2009, March 11, 2009, March 16, 2009, March 20, 2009, March 23, 2009, March 30, 2009 and April 3, 2009

Proxy Statement on Schedule 14A	Filed on March 16, 2009

Supplement to Proxy Statement on Schedule 14A	Filed on April 7, 2009

1

Terra Filings (File No. 001-08520):	Period

Annual Report on Form 10-K (except for the report of Terra’s independent public accountants contained therein which is not incorporated herein by reference because the consent of Terra’s independent public accountants has not yet been obtained nor has exemptive relief under Rule 437, promulgated under the Securities Act, been granted to CF Holdings by the SEC)

Fiscal year ended December 31, 2008, as filed on February 27, 2009

Current Reports on Form 8-K	Filed on March 5, 2009, March 6, 2009, March 11, 2009, March 12, 2009 and March 24, 2009

Proxy Statement on Schedule 14A	Filed February 29, 2008

Solicitation/Recommendation on Schedule 14D-9	Filed on March 5, 2009, as it may be amended from time to time

ITEM 10. FINANCIAL STATEMENTS.

Item 10(a) of the Schedule TO is hereby amended and restated as follows:

(a) Financial Information. The information set forth in the Offer to Exchange under the captions “Selected Historical Consolidated Financial Data for CF Holdings” and “Historical and Pro Forma Per Share Data” and the financial information set forth in Item 8 of CF Holdings Annual Report on Form 10-K for its fiscal year ended December 31, 2008 is incorporated herein by reference.  Composite was formed on February 9, 2009 and has no financial assets.

ITEM 11. ADDITIONAL INFORMATION

Item 11(b) of the Schedule TO is hereby amended and restated as follows:

(b) To the extent not already incorporated into this Schedule TO, the information set forth in the Offer to Exchange and in the related Letter of Transmittal, in each case as of the date hereof, is incorporated herein by reference.

ITEM 12. EXHIBITS.

Item 12 of the Schedule TO is hereby amended by deleting the existing Exhibit (a)(4) and substituting the following:

(a)(4)	Offer to Exchange (incorporated by reference to Amendment No. 1 to CF Holdings Registration Statement on Form S-4, filed April 14, 2009)

2

Item 12 of the Schedule TO is hereby amended by deleting the existing Exhibit (h) and substituting the following:

(h)	Opinion of Skadden, Arps, Slate, Meagher & Flom LLP as to certain tax matters (incorporated by reference to Amendment No. 1 to CF Holdings Registration Statement on Form S-4, filed April 14, 2009)

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not applicable.

3

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

CF INDUSTRIES HOLDINGS, INC.

By:	/s/ Douglas C. Barnard
Name:	Douglas C. Barnard
Title:	Vice President, General Counsel, and Secretary

COMPOSITE ACQUISITION CORPORATION

By:	/s/ Douglas C. Barnard
Name:	Douglas C. Barnard
Title:	Vice President and Secretary

Date: April 14, 2009

EXHIBIT INDEX

(a)(1)(A)	Form of Letter of Transmittal*
(a)(1)(B)	Form of Notice of Guaranteed Delivery*
(a)(1)(C)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*
(a)(1)(D)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*
(a)(1)(E)	Form of Guidelines for Certificate of Taxpayer Identification Number on Substitute Form W-9*
(a)(2)	Not applicable
(a)(3)	Not applicable
(a)(4)	Offer to Exchange**
(a)(5)(A)	CF Holdings press release, dated February 23, 2009*
(a)(5)(B)	CF Holdings press release, dated March 9, 2009*
(a)(5)(C)	CF Holdings investor presentation, dated March 9, 2009*
(a)(5)(D)	CF Holdings letter to employees, dated March 9, 2009*
(a)(5)(E)	Current Report on Form 8-K filed by CF Holdings March 11, 2009*
(a)(5)(F)	CF Holdings press release, dated March 12, 2009*
(a)(5)(G)	CF Holdings press release, dated March 20, 2009*
(a)(5)(H)	CF Holdings press release, dated March 23, 2009*
(a)(5)(I)	CF Holdings press release, dated March 23, 2009*
(a)(5)(J)	CF Holdings investor presentation, dated March 23, 2009*
(a)(5)(K)	Transcript of CF Holdings investor/analyst conference call on March 23, 2009*
(a)(5)(L)	CF Holdings letter to employees, dated March 23, 2009*
(a)(5)(M)	CF Holdings press release, dated March 29, 2009*
(a)(5)(N)	CF Holdings investor presentation, dated March 2009*
(a)(5)(O)	CF Holdings meeting materials, dated April 2009*
(a)(5)(P)	CF Holdings letter to stockholders, dated April 9, 2009*
(d)	Not applicable
(g)	Not applicable
(h)	Opinion of Skadden, Arps, Slate, Meagher & Flom LLP as to certain tax matters**

*	Previously filed
**	Incorporated by Reference to CF Holdings Registration Statement on Form S-4, filed April 14, 2009